BEACON POWER CORPORATION
234 Ballardvale Street
Wilmington, MA 01887

August 1, 2007

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Beacon Power Corporation
Form RW-WD - Withdrawal of a Registration Withdrawal Request

Ladies and Gentlemen:

Beacon Power Corporation, a Delaware corporation (the “Registrant”), hereby respectfully requests the withdrawal of the Form RW filed on July 23, 2007 (File No. 333-137071). The filing was incorrectly filed as a Form RW and was intended to be filed as a post-effective amendment to the Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-137071) that was filed on September 1, 2006 and declared effective on December 14, 2006. Shortly after the filing of this Form RW-WD, a post-effective amendment to the Registration Statement (File No. 333-137071) will be filed to request the withdrawal of the Registration Statement.

The Registrant requests that an order be issued granting the withdrawal of the incorrectly filed Form RW (File No. 333-137071) as soon as practicable. We appreciate your assistance and should you need any additional information, please feel free to contact D. Roger Glenn of Edwards Angell Palmer & Dodge LLP at (212) 912-2753.

Respectfully submitted,

Beacon Power Corporation

/s/ F. William Capp
F. William Capp
Chief Executive Officer